AmeriCrew Inc.
21 Omaha Street
Dumont, New Jersey 07628
(201) 378-7700

September 21, 2022

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction

Re:
AmeriCrew Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed April 15, 2022
Form 10-Q for the Quarterly Period Ended June 30, 2022
Filed August 22, 2022
File No. 000-56176

Ladies and Gentlemen:

This letter is submitted by AmeriCrew Inc. (“AmeriCrew” or the “Company”) in response to the comments made by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2021 filed April 15, 2022 and Form 10-Q for the Quarterly Period Ended June 30, 2022 filed August 22, 2022.

Following Staff calls with our counsel and with the undersigned and counsel, we respectfully are asking the Staff to apply “future comments” to the 2020 and 2021 audits inasmuch as the Company has changed auditors and the making of the minor and immaterial changes as part of an expensive re-audit by the new auditors would not be in the public interest or for the protection of investors. Additionally, we estimate the fee would be approximately $75,000 which would be punitive for an issuer with liquidity concerns.

We are having a Board of Directors meeting this Friday and expect that the Company will change its fiscal year to September 30 effective on October 1st. Each director has indicated by phone that he favors this for other reasons since a December 31st year generally makes it more challenging to get attention from auditors. This means that the Company will file a Form 10-K for the nine months ended September 30, 2022 by late December which makes the filing of restated audited financial statements, which may take 45-60 days, seem unnecessary and not in the public interest or for the protection of investors.

For your convenience, each of the Staff’s comments have been restated below in their entirety, with AmeriCrew’s responses set forth immediately beneath such comment.

Securities and Exchange Commission
Division of Corporation Finance
September 21, 2022

Form 10-K for the Fiscal Year Ended December 31, 2021

Evaluation of Disclosure Controls and Procedures, page 54

1.
Please amend your filing to include management’s conclusion regarding the effectiveness of disclosure controls and procedures as of December 31, 2021, as required by Item 307 of Regulation S-K.

Response: We will amend the Form 10-K to include management’s conclusion regarding the effectiveness of disclosure controls and procedures as of December 31, 2021.

Index to Consolidated Financial Statements
Consolidated Balance Sheets, page F-3

2.
Please revise the “Common stock” line item caption to disclose 290,340 shares outstanding at December 31, 2020, consistent with your stockholders’ equity presentation on page F-5. Also consistent with page F-5, please change here the “Total Stockholders’ (deficit) equity” balance at December 31, 2021 from ($2,520,475) to ($2,381,222).

Response: Americrew believes this it should be required to do this in future filings. We will address this in the September 30, 2022 Form 10-K. Alternatively, we will file a Form 8-K attaching corrected unaudited financial statements for the years ended December 31, 2020 and 2021.

Consolidated Statements of Operations, page F-4

3.
We note that cost of revenue excludes all depreciation, resulting in your presentation of income in the form of “gross profit” before depreciation expense. Please revise to remove “gross profit” and relabel “cost of revenue” to “cost of revenue, exclusive of depreciation shown separately below,” as required by SAB Topic 11.B. Likewise, please revise your disclosures on page 49 of MD&A to remove all discussion of gross profit margin measures and related trends. Similarly, this comment applies to your March 31, 2022 and June 30, 2022 Form 10-Qs.

Response: Our answer to comment 2 applies here for the Form 10-K. Americrew will amend the Form 10-Q for the three and six months ended June 30, 2022. The Form 10-Q for the three months ended March 31, 2022 was reviewed by the old auditors. We request that the Staff permit us to address this issue in the June 30, 2022 Form 10-Q and make the MD&A change for the three and six months ended March 31, 2022 and June 30, 2022.

Securities and Exchange Commission
Division of Corporation Finance
September 21, 2022

4.
Please insert the “operating (loss) income” subtotal amounts consistent with Rule 4-03(a) of Regulation S-X.

Response: See the response to comment 2.

5.
We note your disclosure on page F-18 that all preferred stock converted into common stock on December 21, 2021, or 15,474,084 more common shares added to the existing 290,340 common shares outstanding for all of fiscal 2021. Given these facts and the guidance in ASC 805-40-45-4, please tell us how you calculated 1,943,735 weighted-average common shares outstanding in computing loss per share for fiscal 2021. This comment also applies to all comparative 2021 interim periods included in the unaudited condensed consolidated statements of operations of your March 31, 2022 and June 30, 2022 Form 10-Qs. In all instances, you reported 15,764,424 weighted-average common shares outstanding for each 2021 interim period.

Response:

We have reviewed the computation of the weighted average common shares for 2021.The figure of 1,935,735 was derived as follows:
For the period 1/1/20-11/22/21 there were 290,340 shares outstanding. This represents 89.3% of a year.
For the period 11/22/22-12/31/22 there were 15,474,084 shares outstanding. This represents 10.7% of a year.
Based on the above, the weighted average number of shares computes to 1,935,735.

With respect to your comments regarding the March 31, 2022 and June 30, 2022 Form 10-Qs, we will make that change in the June 30 Form 10-Q and request that the Staff permit us to not amend the first quarter Form 10-Q for the reason expressed in response to comment 3.

Consolidated Statements of Stockholders' Equity (Deficit), page F-5

6.
Since it appears the 2021 recapitalization did not generate any equity cash proceeds, please explain your allocation of $282,450 of recapitalization expenses to equity as a charge against additional paid-in capital, and cite the relevant accounting guidance.

Response: Our accounting team considered ASC 340-10-S99-1 which states that, prior to the effective date of an offering of equity securities, specific incremental costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering.

Our accounting advisors have advised us that the guidance implies that if no proceeds are raised, expensing is more appropriate.

Securities and Exchange Commission
Division of Corporation Finance
September 21, 2022

If the Staff would like us to account for this differently, Americrew requests it comply in the future including the form 10-K which will be due this year. Alternatively, Americrew can include the change in unaudited financial statements contained in a Form 8-K.

Consolidated Statements of Cash Flows, page F-6

7.
Please revise your statement of cash flows for the year ended December 31, 2020 to reconcile from net income of $418,917 as presented on page F-4 to net cash provided from operating activities of $644,213. Similarly, this comment applies to the unaudited cash flow statement for the six months ended June 30, 2021 on page 6 of your June 30, 2022 Form 10-Q. We refer you to ASC 230-10-45-2.

Response: We will amend the Form 10-Q. For the Form 10-K, see our response to comment 6

Form 10-Q for the Quarterly Period Ended June 30, 2022

Condensed Consolidated Statements of Stockholders' Deficit (Unaudited), page 5

8.
We note that unaudited condensed consolidated statements of stockholders' deficit were not provided for all periods presented on the income statement on page 4, as required in Rule 8-02 of Regulation S-X and/or guidance for interim financial statements outlined in Rule 8-03(a)(5) of Regulation S-X. The same observation applies to page 5 of your March 31, 2022 Form 10-Q. Please amend both 10-Q filings accordingly.

Response: We propose to amend the Form 10-Q for the six months ended June 30, 2022. We request the Staff to waive the amending of the first quarter Form 10-Q given it is subsumed with the June 30, 2022 and 2021 Condensed Consolidated Statements of Stockholders' Deficit.

Condensed Consolidated Statements of Cash Flows (Unaudited), page 6

9.
We note that the net operating cash flow total for the current interim period should be negative $1,707,973. Please revise and on page 18 also revise the related discussion of period-over-period change in cash flows used by operating activities.

Response: We agree to amend the Form 10-Q for the six months ended June 30, 2022.

Exhibits

10.
We could not locate Exhibits 31.1, 31.2, and 32.1 required by Item 601 of Regulation SK. Please amend your filing to include them.

Response: We will include the required certifications in an amendment to Form 10-K.

Securities and Exchange Commission
Division of Corporation Finance
September 21, 2022

Should the staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, of Nason Yeager Gerson Harris & Fumero, P.A., the Company’s legal counsel, at 561-644-2222, mharris@nasonyeager.com.

Sincerely, AmeriCrew Inc.

By:	/s/ Ross DiMaggio
Ross DiMaggio, CFO

cc:
Michael Harris, Esq.